Exhibit 99.5
- Translated from French -

FLAMEL TECHNOLOGIES
Société Anonyme with capital of 2 925 755 euros
Registered office:
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)
LYON Trade and Companies Register No. 379 001 530
REPORT BY THE BOARD OF DIRECTORS TO THE COMBINED SHAREHOLDERS’
MEETING HELD ON 15 MAY 2007
Ladies and Gentlemen:
We have called you to meet in the form of a SHAREHOLDERS’ MEETING in order to submit the following questions to you for your approval as extraordinary matters:
1.	a project for installation of a new stock option plan bearing on five hundred thousand (500,000) shares,

2.	a project for installation of a new plan for a free allocation of shares bearing on two hundred thousand (200,000) shares,

3.	a project for issue of a total of one hundred and fifty thousand (150,000) securities offering access to the capital, taking the form of autonomous stock warrants (BSA) reserved for the company’s directors who are neither authorized agents nor employees of the company, but including the Chairman of the Board of Directors,

4.	a project for a capital increase reserved for the employees.
Before informing you of the details about these operations, we would like to remind you that the 2006 financial year, thanks to the extraordinary work done by the Flamel teams, made it possible in particular to obtain the marketing authorization, granted by the FDA to our GlaxoSmithKline partner, for the CoregCR product.
You will find all information relative to the events and to the figures for the financial year ending on 31/12/2006 in your Board’s management report.
1. Project for installation of a new stock option plan bearing on five hundred thousand (500 000) shares (Eleventh resolution)
To enable the Company to attract and/or keep talented senior managers and employees, and insofar as the number of stock options that your Board was authorized to allocate in connection with the previous plans is almost exhausted, we propose to you to delegate an option to the Board of Directors, for a duration of thirty-eight months, to grant, all at once or in instalments, pursuant to Articles L. 225-177 et seq. of the Code of Commerce, to the benefit of the Company’s employees or some such employees, as well as to the benefit of the senior authorized agents, as mentioned in Article L. 225-185 paragraph 4 of the Code of Commerce, a maximum of five hundred thousand (500,000) options granting a right to subscription to the Company’s shares to be issued as a capital increase of the Company.

- Translated from French -
Each option could create a right to subscription to one Company share, the subscription price of which, for the beneficiaries of the options, could be determined by the Board of Directors on the day on which it grants the options.
We remind you in this connection that the Company’s securities, even though listed in the form of ADS (American Depositary Shares) on the NASDAQ, are all the same, in the light of French law, considered as listed for trading on a regulated market. Hence the subscription price for each share must be determined in accordance with the objective methods adopted in connection with valuation of the shares, as provided for in Article L. 225-177, paragraph 4 of the Code of Commerce, on the basis of appropriate weighting of the network, of the profitability and of the activity prospects of the business.
It appears in this connection that the most objective valuation method and that most appropriate to the Company’s case is its trading price on the NASDAQ. The fact is that the price of the share, if calculated as a function of its mathematical value and/or of the net worth, the profitability and the prospects of the Company’s activity, even if weighted, could result, in the light of the history of the share price, in the form of ADS, on the NASDAQ, in a valuation substantially below the actual economic value of the share, the trading price of which on the NASDAQ remains the most objective valuation method.
Hence we propose to you that the price of the share to which each option would create a right could be valued by the Board of Directors in accordance with the trading price of the share, in the form of ADS on the NASDAQ, on the day prior to the date of the meeting of the Board of Directors, but only condition that the said price is no less than 80% of the average trading price of the share on the NASDAQ, in the form of ADS, during the last twenty trading sessions prior to the said meeting. In such a case, the price of the share should be equal to or greater than 80% of the average trading price of the share on the NASDAQ, in the form of ADS, during the last twenty sessions preceding the said meeting. The said minimum price is the one applicable to companies whose securities are listed for trading on a regulated market.
As provided for by law, the price of the shares, determined in this way by the Board of Directors, could not then be modified for the entire duration of the option, unless, pursuant to Article L. 225-181, paragraph 2, of the Code of Commerce, when the Company carries out a redemption or reduction of the capital, a modification of the distribution of profits, a free allocation of shares, an incorporation into the capital of reserves, profits or premiums on shares, a distribution of reserves or any issue of capital securities or of other securities creating a right to allocation of capital securities including an application right reserved for the shareholders, it will have to take the steps required for protection of the interests of the beneficiaries of the options under the conditions laid down in Article L. 228-99 of the Code of Commerce.
The options should be exercised within a maximum period of 10 years starting from the date of their award to the beneficiaries by the Board of Directors.
Hence we propose to you that you should authorize the Board of Directors and entrust it with full powers for the following purposes:
-	determine the conditions and procedures for allocation of the options, freely determine the beneficiaries of the said options subject to the legal and regulatory provisions and, in that connection, lay down, if it considers this appropriate, an obligation for each beneficiary to be a paid employee of the Company and/or the companies mentioned in Article L. 225-180 – I of the Code of Commerce, and/or being a senior manager of the Company in the meaning of Article L. 225-185, paragraph 4, of the Code of Commerce, at the time of exercise of the options,

-	determine, if it considers this appropriate, a period of non-transferability of the shares acquired, under the conditions laid down in law and in the rules and regulations in effect,

- Translated from French -
-	determine the subscription price of the shares to which the options as granted in this way create a right, under the conditions and pursuant to the procedures laid by the Extraordinary SHAREHOLDERS’ MEETING, and,

-	determine the period or periods for exercise of the options granted in this way, subject to the prohibitions and/or limitations provided for by law and in the rules and regulations in effect and by the Articles of incorporation in this connection, at the times it considers appropriate.
As a result of the foregoing authorization, we also propose to you that you should authorize the Board of Directors and grant it full powers for the purposes of issuing a maximum of 500,000 shares with a par value of about 0.12196 euros, and hence to increase the capital by a maximum nominal amount of 60,980 euros.
Pursuant to Article L. 225-178, paragraph 1, of the Code of Commerce, the authorization that would be granted in this way to the Board of Directors would include, to the benefit of the beneficiaries of the options, an explicit waiver by the shareholders of their preferential right to subscribe to the shares to be issued as the options are exercised.
Finally, we propose that you should authorize the Board and fully empower to do the following:
(i)	Receive the applications and the corresponding payments,

(ii)	Deposit the funds in a bank account pursuant to law,

(iii)	Record the number of shares issued as a result of the exercises of the options granted, pursuant to the provisions of Article L. 225-178, paragraph 3, of the Code of Commerce, and to modify the Articles of incorporation as a result, and more generally

(iv)	To take any appropriate steps to put through the capital increase and to carry out all formalities required by law.
2. A project for installation of a new plan for a free allocation of shares to the benefit of the members of the salaried staff and/or of certain authorized agents (Article L.225-197-1 of the Code of Commerce) (Twelfth resolution)
We propose that you should delegate the option to the Board of Directors, for a duration of 38 months, to proceed, within the framework of Article L.225-197-1 of the Code of Commerce, with a free allocation of new shares resulting from a capital increase by incorporation of reserves, premiums on shares or profits.
The beneficiaries of the said allocations could be:
-	The members of the salaried staff or certain categories among them, both of the Company and of the companies connected with it directly or indirectly, under the conditions Article L 225-197-2 of the Code of Commerce;

-	The authorized agents meeting the conditions set forth in Article L 225-197-1 of the Code of Commerce.
The number of shares that could be allocated free by the Board under the present delegation could not exceed 10% of the share capital existing on the day of the first allocation.
We propose that you authorize the Board of Directors to allocate, without charge, two hundred thousand (200,000) shares at the most.
The allocation of the shares to the beneficiaries will be definitive only at the end of an acquisition period having a minimum duration of two (2) years starting with the Board’s decision to allocate the shares. However, the shares will be definitively allocated before the end

- Translated from French -
of the said period in case of disability of the beneficiary corresponding to classification in the second or the third of the categories provided for in Article L341-4 of the Social Security Code.
Furthermore, the beneficiaries shall have to keep the shares allocated for a minimum duration of two years starting with the time of their definitive allocation. As an exception, the shares allocated shall be freely transferable in case of a request for award filed by the heirs of a deceased beneficiary or in case of disability of the beneficiary corresponding to their classification in the above-mentioned categories of the Social Security Code.
As a departure from the foregoing, the beneficiaries who are not French residents on the date of allocation for whom the generating fact of taxation coincides with the end of the period of acquisition shall definitively receive the shares at the end of a minimum acquisition period of four years, except in case of disability, as mentioned above. Those same beneficiaries shall not then be required to observe any period for keeping the shares.
The Board of Directors shall have the option of increasing the duration of the said minimum acquisition and preservation periods.
Within the limits set above, the Board shall hold full powers for determine the conditions and, if the case arises, the criteria for allocation of the shares, determine the identity of the beneficiaries of the free allocations from among the persons complying with the conditions set above, as well as the number of shares due to each of them, determine the effects on the beneficiaries’ rights of the operations modifying the capital or which might influence the value of the shares to be allocated and carried out during the periods of acquisition and of preservation, if the case arises, record the existence of sufficient reserves and carry out, at the time of each allocation, the transfer to an account of frozen reserves of the amounts required for paying up the new shares to be awarded, decide on the capital increase or increases by incorporation of reserves, premiums on shares or profits, related to the issue of the new shares allocated without charge, carry out the required acquisitions of shares by means of sale offers made to all shareholders in proportion to the number of ordinary shares held by each of them, take all useful steps to guarantee respect for the preservation obligation incumbent on the beneficiaries, and generally do, within the framework of the rules and regulations in effect, everything made necessary by implementation of the present authorization.
The present authorization shall entail, by right, a waiver by the shareholders of their preferential application right to the new shares issued by incorporation of reserves, premiums on shares and profits.
3. Project for issue of a total of one hundred and fifty thousand (150 000) Autonomous Stock warrants (BSA) reserved for the category of persons consisting of the company’s directors who are neither authorized agents nor employees of the company, but including the Chairman of the Board of Directors (Thirteenth resolution)
During the present meeting, we will put a proposal to you for renewing the mandates of Messrs. Elie Vannier (Chairman of the Board of Directors), Cor Boonstra, Frédéric Lemoine, John L. Vogelstein, Stephen H Willard and Lodewijk J. R. De Vink.
The Company believes the profit-sharing in the form of shares is the most effective way of having the interests of the directors and of the employees converge, and of keeping key staff.
Hence, and in the light of their important contribution to Company management, we propose to you to authorize issue of a maximum of one hundred and fifty thousand (150,000) stock warrants (BSA) in the same form as the ones used previously to interest the directors.
In order to give the Board the greatest possible flexibility, we propose that you authorize the Board to use the said authorization for a period of eighteen months, and to delegate the powers to the Board for determining the beneficiaries of the stock warrants (BSA) and the subscription price of the said stock warrants (BSA) in the light of their fair value.

- Translated from French -
This decision to issue stock warrants (BSA) presupposes, if you decide to adopt it, elimination of the shareholders’ preferential application rights to the stock warrants (BSA), in order to reserve subscription thereto for their beneficiaries.
We inform you that with respect to the said one hundred and fifty thousand (150,000) stock warrants (BSA), you will have to suppress the shareholders’ preferential application right appearing in Article L. 225-132 of the Code of Commerce, and reserve applications for a category of persons consisting of the Company’s directors who are neither authorized agents nor Company employees, but including the Chairman of the Board of Directors.
We propose to you that you authorize the Board of Directors to issue a maximum of one hundred and fifty thousand (150,000) stock warrants (BSA) for a subscription price having to be paid up in full at the time of subscription by cash payments, and set by the Board of Directors on the basis of a valuation made by an independent expert. The said valuation shall have to correspond to the fair value of the stock warrants (BSA), and in particular shall include the subscription price of the shares as determined by the Board of Directors in accordance with the provisions in the following paragraph.
We propose to you to decide that an stock warrant (BSA) shall give its holder, subject to the terms and conditions defined below and by the decision of the Board of Directors relative to the issue of the stock warrants (BSA), the right to subscribe to one (1) Company share, at a subscription price to be determined by the Board of Directors with reference to the trading price of the share, in the form of ADS, on the NASDAQ, at the close of that market on the day preceding the decision by the Board of Directors relative to the issue of the stock warrants, but only as long as the said price is no less than 80% of the average trading prices of the share on the NASDAQ, in the form of ADS, during the last twenty trading sessions prior to the said decision; in that case, the price of the share shall have to be equal to 80% of the average trading prices of the share on the NASDAQ, in the form of ADS, during the last twenty sessions preceding the decision by the Board of Directors relative to issue of the stock warrants.
We propose that you decide that each stock warrant (BSA) may be exercised by its holder subject to the terms and conditions defined below and decided on by a decision made by the Board on the occasion of the issue of the stock warrants (BSA), and at the latest within five (5) years following their issue, and only as long as the said holder is a member of the Board of Directors on the day of the said exercise.
We propose that you decide that starting with the time of issue of the stock warrants (BSA), the Company shall be entitled to do the following:
-	modify its form,

-	modify its business purpose,

-	modify the rules regarding the distribution of its profits, redeem its capital, subject to taking the steps required for maintaining the rights of the holders of the stock warrants (BSA) under the conditions laid down in Article L. 228-99 of the Code commerce,

-	create preferred shares, subject to taking the steps required for maintaining the rights of the holders of the stock warrants (BSA) under the conditions laid down in Article L. 228-99 of the Code of Commerce.
We propose that you decide that if the Company decides to issue securities including a preferential application right for the shareholders, to increase its capital by incorporation of reserves, profits or premiums on shares, or to distributes reserves in cash or in portfolio securities, or decides to modify the distribution of its profits by issuing preferred shares, the Company shall take the required steps for maintaining the rights of the holders of stock warrants (BSA) under the conditions defined in Article L. 228-99 of the Code of Commerce.

- Translated from French -
We propose that you decide that in case of a reduction of its capital, whether or not that is due to losses, and carried out by reducing the par value or the number of securities constituting the capital, the rights of the holders of the stock warrants (BSA) shall be reduced as a result, as if they had exercised them before the date on which the capital reduction has become final.
We propose that you take note, pursuant to the provisions of Article L. 228-103 et seq. of the Code of Commerce, that the holders of the stock warrants (BSA) are grouped by right, for defence of their common interests, into a whole enjoying legal personality. The general meetings of the holders of the stock warrants (BSA) are called to authorize any modification of the issue contract and to rule on any decision affecting the conditions regarding subscription to or allocation of capital securities determined at the time of the issue. Each stock warrants (BSA) creates a right to one vote. The quorum and majority conditions are the ones established in the second and third paragraphs of Article L. 225-96 of the Code of Commerce. The meeting expenses as well as, in a general way, all expenses relating to the functioning of the whole are for the Company’s account.
We propose that you decide on issue of a maximum number of 150,000 Company shares with a par value of 0.12196 euros each, to which exercise of the stock warrants (BSA) issued will create a right, namely a capital increase in a maximum nominal amount of 18,294 euros, to which one must add, if the case arises, a number of additional shares to be issued to safeguard the rights of the holders of the stock warrants (BSA) under the conditions defined in Article L. 228-99 of the Code of Commerce.
We propose that you decide that the new shares delivered to the subscriber at the time of exercise of its stock warrants (BSA) shall be subject to all of the provisions of the Articles of incorporation, and shall bear dividend rights as of the time of their issue.
We propose that you set the duration of validity of the present authorization at eighteen (18) months, starting with the date of the present meeting.
We propose that you take note, pursuant to the provisions of Article L. 225-138 of the Code of Commerce, of the fact that the issue of the stock warrants (BSA) shall have to be carried out within a period of eighteen (18) months, starting with the date of the present meeting
Finally, we propose that you decide to grant full powers to the Board of Directors to implement the present authorization, pursuant to the provisions and within the limits to be laid down in your resolution, and in particular for the following purposes:
-	issue the stock warrants (BSA) and determine their subscription price,

-	close out the list of the beneficiaries within the defined category of persons,

-	determine the subscription price of the shares to be issued upon exercise of the stock warrants (BSA), subject to the terms and conditions laid down in your (?) resolution, the opening and closing dates of the subscriptions, and the definitive conditions of the said issue, and enter the premium on shares, if any,

-	order early closing of the subscription or extend it, depending on the case,

-	gather the subscriptions to the stock warrants (BSA) and the payments relating thereto,

-	record the number of shares issued due to exercise of the stock warrants (BSA), carry out the formalities resulting from the corresponding capital increases and make the related modifications of the Articles of incorporation,

-	take any steps to ensure protection of the holders of stock warrants (BSA) in case of a financial operation concerning the Company, this pursuant to the legal and regulatory provisions in effect, and

- Translated from French -
in a general way, take all steps and carry out all formalities that are useful in connection with the present issue.
4. Proposal to authorize the Board to increase the share capital by issue of shares reserved for the employees (fourteenth resolution)
Pursuant to the provisions of Article L. 225-126-6 of the Code of Commerce and of Article L. 443-5 of the Labour Code, we remind you that the shareholders must make a decision on a draft resolution aimed at carrying out a capital increase under the conditions laid down in Article L. 443-5 of the Labour Code (reserved, directly or through the intermediary of a company investment fund, for the members of a company savings plan, even in the absence of such a plan within the Company), on the occasion of each capital increase by cash conveyance that is proposed to them.
As a result of the operations regarding a capital increase listed above, we therefore invite you to make a decision on the proposed capital increase reserved for the Company’s employees (fourteenth resolution).
Such a resolution implies the suppression of the preferential application right granted to the shareholders, to the holders of stock warrants and to any other holder of securities offering access to the Company’s capital, pursuant to the applicable legal and regulatory provisions.
In order to comply with this legal requirement, we are submitting for your approval a draft resolution authorizing the Board of Directors and delegating to it, for a period of twenty-six months, the powers required for increase in the share capital, in a nominal amount equal at most to 1% of the share capital on the date of the present meeting, to set the issue price under the conditions laid down in the provisions of Article L. 443-5 of the Labour Code, subject to supervision by the Auditor, and to determine the number of shares allocated to each beneficiary pursuant to the provisions of Article L. 225-138 of the Code of Commerce.
We draw your attention to the fact that the Company does not have a company savings plan.
Furthermore, the Board of Directors considers that the present authorization is unnecessary in view of the Company’s situation. Hence we invite you to vote against this resolution.
Powers for formalities (fifteenth resolution)
The fifteenth resolution is a usual one granting the required powers for carrying out the notice and other formalities to be required in the light of the nature of the present combined SHAREHOLDERS’ MEETING of an ordinary and extraordinary nature.
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In the light of the draft resolutions subject to the jurisdiction of the Ordinary Shareholders’ Meeting (first to the tenth resolutions), which you will find described in the management report submitted by your Board of Directors, we advise the shareholders to vote in favour of these resolutions.
Furthermore, and in the light of the draft resolutions subject to the jurisdiction of the Extraordinary SHAREHOLDERS’ MEETING (eleventh to the fifteenth resolutions), we advise the shareholders to vote in favour of the eleventh, twelfth and thirteenth resolutions, and to vote against the fourteenth resolution.
The Board of Directors